Exhibit 99.1

Lumenis Introduces the FiberLase™ CO2 Fiber and AcuPulse™40WG CO2 Laser System.

September 23rd, 2010 – Santa Clara, CA

Lumenis Ltd., a global developer, manufacturer and seller of laser, light-based devices for surgical, aesthetic, and ophthalmic applications, announces the new FiberLase CO2 Fiber powered by the AcuPulse 40WG CO2 Laser for multi-application use.

The AcuPulse 40WG CO2 laser offers 40 Watts of fiber input power, which is unique among CO2 waveguide systems on the market.  The flexible FiberLase fiber also has the lowest beam divergence of comparable devices.  The combination of high power and low beam divergence result in faster treatment times and a more precise and consistent tissue effect.

Unlike any other flexible CO2 fiber systems, the AcuPulse 40WG has a diode aiming beam delivered to the tip of the FiberLase fiber allowing accurate targeting of the tissue being treated, and as a disposable fiber, the FiberLase reduces the risk of patient-to-patient contamination.

A further advantage is that the distal tip of the FiberLase can be renewed during the procedure in case of power loss due to contact contamination.  This allows the procedures to continue with no need to use additional fibers increasing cost effectiveness. The FiberLase flexible CO2 fiber is also longer than other products on the market and at 2 meters long it facilitates convenient OR set-up and fiber durability.

“The FiberLase product is the next evolution in flexible, multi-application CO2 laser system technology and is especially suited for the fields of otolaryngology and neurosurgery.  Lumenis is very excited to add this system to our line,” states Surgical Vice President Caroline Coyle.

“The benefits of the FiberLase CO2 fiber are apparent. The aiming beam is extremely helpful in targeting specific tissue. Additionally, this fiber allows very accurate dissection near critical structures minimizing thermal injury to adjacent healthy tissue.” Explains, Dr. Marc Remacle, Professor of the faculty of Medicine at the University of Louvain, Belgium.

The unveiling of the AcuPulse 40WG with FiberLase will take place at the 2010 American Academy of Otolaryngology-Head and Neck Surgery Annual Meeting in Boston, Massachusetts, September 26th-29th. Visit our booth #929 to speak with experts Dr. Mark Remacle or Dr. Mark Courey about the latest innovations in CO2 laser surgery and have an opportunity to demo the new AcuPulse 40WG.

For more information, please visit www.surgical.lumenis.com

About Lumenis
Lumenis, one of the world's largest medical laser companies, is a global developer, manufacturer and distributor of laser and light-based devices for surgical, ophthalmic and aesthetic applications, with more than 800 employees worldwide. Lumenis has nearly 250 patents, over 75 FDA clearances, an installed base of over 80,000 systems and presence in over 100 countries. Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability, delivering premium value and service to its customers. The name Lumenis is derived from the Latin words meaning "Light of Life" highlighting the light which is the basis of our technologies used to enhance life. For more information about Lumenis and its products, please go to: www.lumenis.com

For further information contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com